Filed Pursuant to Rule 253(g)(2)

File No. 024-12629

Exousia Pro, Inc.

(formerly Marijuana, Inc.)

Up to 15,000,000 Shares of Common Stock Offered by the Company

Up to 4,245,569 Shares of Common Stock Offered by the Selling Shareholders

______________________

Offering Circular Supplement No. 2

Dated February 11, 2026

A Post-Qualification Amendment No. 1 to an Offering Statement (the “Amendment”) pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission (“SEC”). The Amendment was Qualified on January 7, 2026.

This Offering Circular Supplement No.2 discloses that a portion of one of the Subject Convertible Notes held by Red Phoenix Rising, LLC (a Selling Shareholder) was converted ($107.000.00 in principal and $0.00 in interest, a total of $107,000.00) into a total of 3,000,000 Conversion Shares. These 3,000,000 Conversion Shares are Selling Shareholder Shares and were sold by the Selling Shareholder at the then-applicable fixed offering price of $0.048 per share.

We may elect to satisfy our obligation to deliver a Final Offering Circular by sending you a notice within two business days after the completion of our sale to you that contains the URL where the Final Offering Circular or the Offering Statement in which such Final Offering Circular was filed may be obtained.